Filed pursuant to Rule 433

Dated January 4, 2024

Issuer Free Writing Prospectus supplementing the

Preliminary Prospectus Supplement

dated January 4, 2024 and the

Prospectus dated April 15, 2021

Registration No. 333-255235

Essential Utilities, Inc.

$500,000,000 5.375% Senior Notes due 2034

The information in this pricing term sheet relates only to the offering of the Notes and should be read together with (i) the preliminary prospectus supplement, dated January 4, 2024, as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Preliminary Prospectus Supplement”), and (ii) the related base prospectus dated April 15, 2021, included in the Registration Statement (File No. 333-255235), in each case, including the documents incorporated by reference therein. Terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Essential Utilities, Inc. (the “Issuer”)

Expected Ratings of Securities (Moody’s / S&P)*:	Baa2 (Stable) / A- (Negative)

Trade Date:	January 4, 2024

Settlement Date:	January 8, 2024 (T+2)

Title of Securities:	5.375% Senior Notes due 2034 (the “Notes”)

Principal Amount:	$500,000,000

Maturity Date:	January 15, 2034

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2024

Record Dates:	January 1 and July 1

Coupon:	5.375% per annum

Benchmark Treasury:	4.500% due November 15, 2033

Benchmark Treasury Price and Yield:	104-04 / 3.989%

Spread to Benchmark Treasury:	T + 140 basis points

Yield to Maturity:	5.389%

Public Offering Price:	99.891% of principal amount

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Net Proceeds (After Deducting Underwriting Discount and Before Offering Expenses):	$496,205,000

Optional Redemption:	The Notes may be redeemed, in whole or in part, at any time prior to October 15, 2033 (three months prior to maturity) at the greater of par and make-whole at Treasury Rate plus 25 basis points; par call at any time on or after October 15, 2033.

CUSIP/ISIN:	29670G AH5 / US29670GAH56

Joint Bookrunners:	RBC Capital Markets, LLC Barclays Capital Inc. Huntington Securities, Inc. Citizens JMP Securities, LLC

Co-Managers:

BofA Securities, Inc.

PNC Capital Markets LLC

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Robert W. Baird & Co. Incorporated

Evercore Group L.L.C.

Janney Montgomery Scott LLC

Loop Capital Markets LLC

Conflicts of Interest:	Respective affiliates of RBC Capital Markets, LLC, Barclays Capital Inc. and certain of the other underwriters are lenders under the Essential Revolving Credit Facility and may receive at least 5% of the net proceeds of this offering. Consequently, each such underwriter is deemed to have a conflict of interest within the meaning of FINRA Rule 5121. This offering will therefore be conducted in compliance with the applicable provisions of FINRA Rule 5121, and no such underwriter will confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holders. Pursuant to FINRA Rule 5121(a)(1)(C), the appointment of a “qualified independent underwriter” is not required in connection with this offering as the Notes will be investment grade-rated by one or more nationally recognized statistical rating agencies. See “Use of Proceeds” and “Underwriting (Conflicts of Interest)” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request them by calling RBC Capital Markets, LLC toll free at (866) 375-6829 or Barclays Capital Inc. toll free at (888) 603-5847.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.